Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine Months Ended September 30	Year Ended December 31
	2014	2013	2012	2011	2010	2009
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,293	$1,229	$814	$936	$778	$244
Plus:
Fixed charges exclusive of capitalized interest	215	284	281	280	263	269
Amortization of capitalized interest	5	6	6	6	6	6
Adjustments for equity affiliates	5	9	12	19	6	11
Total	$1,518	$1,528	$1,113	$1,241	$1,053	$530

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$142	$197	$210	$210	$189	$192
Rentals - portion representative of interest	73	87	71	70	74	77
Fixed charges exclusive of capitalized interest	215	284	281	280	263	269
Capitalized interest	12	10	8	9	7	9
Total	$227	$294	$289	$289	$270	$278

Ratio of earnings to fixed charges	6.7	5.2	3.9	4.3	3.9	1.9

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations